UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Sparton Corporation
(Name of Issuer)

Common Stock, $1.25 par value
(Title of Class of Securities)

847235108
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,319
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 320,319
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,468
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 47,468
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON ENGINE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,787
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 367,787
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,787
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 367,787
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,787
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 367,787
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON NORWOOD CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 311,589
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 311,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON NORWOOD INVESTMENT PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 311,589
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 311,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON NORWOOD INVESTMENT PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 311,589
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 311,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON CHARLES H. HOEVELER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,524
	8	SHARED VOTING POWER 311,589
	9	SOLE DISPOSITIVE POWER 7,524
	10	SHARED DISPOSITIVE POWER 311,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 319,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 847235108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement defined and described in Item 4 below, the Reporting Persons are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 1.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 4, 2016, the Reporting Persons and the Issuer entered into a settlement agreement (the “Settlement Agreement”).  The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed, among other things: (i) to increase the size of the Issuer’s board of directors (the “Board”) to eight (8) members and appoint Alan L. Bazaar and John A. Janitz (each, an “Engine Group Director” and together, the “Engine Group Directors”) as new independent members of the Board, effective as of the execution of the Settlement Agreement; (ii) to nominate and solicit proxies for the election of each of the Engine Group Directors in the same manner as for the Company’s other nominees standing for election to the Board at the 2016 Annual Meeting of Shareholders (the “Annual Meeting”); (iii) to, as promptly as practicable, appoint each of the Engine Group Directors to the special committee of the Board overseeing the Issuer’s strategic alternatives review, as well as the Board’s process committee responsible for facilitating consideration and exploration of the Issuer’s strategic alternatives; (iv) to, as promptly as practicable, appoint Mr. Bazaar to the Board’s nominating and corporate governance committee, as well as Mr. Janitz to the Board’s compensation committee and audit committee; and (v) to appoint at least one of the Engine Group Directors to any committee created during the Standstill Period (as described below).  Additionally, if either Engine Group Director (x) is unable to serve as a director, resigns or is removed as a director prior to the end of the Standstill Period, and (y) the aggregate ownership of Engine Capital, Engine Jet, Engine Management, Engine Investments, and Arnaud Ajdler (collectively, the “Engine Parties”) falls below 1% of the Shares outstanding (as adjusted for stock splits, reclassifications, and other similar adjustments) (the “Minimum Ownership Threshold”), then the Engine Parties may recommend a replacement person(s), who meets certain independence criteria. If the Engine Parties ownership of Shares falls below the Minimum Ownership Threshold, then they lose their power to replace either Engine Group Director.  The Issuer also agreed that the Board will not cause itself to consist of more than eight (8) directors, without the Engine Parties consent, which cannot be unreasonably conditioned, withheld or delayed.

Pursuant to the terms of the Settlement Agreement, until January 1, 2017 (the “Standstill Period”), the Reporting Persons (and their affiliates and associates) agreed, among other things: (i) not to nominate any person for election; (ii) not to initiate or participate in any “vote no” or similar campaign; (iii) not to engage in, or become a participant of, any solicitation related to the Issuer’s securities; (iv) not to join a 13(d)(3) “group” related to the Shares; (v) not to make any proposals for consideration at the Annual Meeting or a special shareholders’ meeting; (vi) not to call a special shareholders’ meeting; and (vii) not to acquire, or announce any intention to acquire, more than 9.9% of the Shares.

On May 4, 2016, the Reporting Persons and the Issuer jointly issued a press release to announce they have reached a Settlement Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,842,458 Shares outstanding, as of April 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2016.

A.	Engine Capital

(a)	As of the close of business on May 3, 2016, Engine Capital directly owned 320,319 Shares.

Percentage: 3.3%

(b)	1. Sole power to vote or direct vote: 320,319
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 320,319
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 847235108

(c)	Engine Capital has not entered into any transactions in the Shares during the past sixty (60) days.

B.	Engine Jet

(a)	As of the close of business on May 3, 2016, Engine Jet directly owned 47,468 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 47,468
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 47,468
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Jet has not entered into any transactions in the Shares during the past sixty (60) days.

C.	Engine Management

(a)
Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet.  As of the close of business on May 3, 2016, Engine Management may be deemed to beneficially own 367,787 Shares.

Percentage: 3.7%

(b)	1. Sole power to vote or direct vote: 367,787
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 367,787
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares during the past (60) sixty days.

D.           Engine Investments

(a)
Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet.  As of the close of business on May 3, 2016, Engine Investments may be deemed to beneficially own 367,787 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 367,787
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 367,787
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares during the past (60) sixty days.

CUSIP NO. 847235108

E.	Arnaud Ajdler

(a)	Mr. Ajdler, as the managing member of Engine Management and Engine Investments, may be deemed to beneficially own the 367,787 Shares owned beneficially by Engine Management and Engine Investments.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 367,787
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 367,787
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the Shares during the past sixty (60) days.

F.	Norwood Partners

(a)	As of the close of business on May 3, 2016, Norwood Partners directly owned 311,589 Shares.

Percentage: 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 311,589
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 311,589

(c)	Norwood Partners has not entered into any transactions in the Shares during the past sixty (60) days.

G.	Norwood Investments

(a)
Norwood Investments, as the general partner of Norwood Partners, may be deemed to beneficially own the Shares owned directly by Norwood Partners.  As of the close of business on May 3, 2016, Norwood Investments may be deemed to beneficially own 311,589 Shares.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 311,589
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 311,589

(c)	Norwood Investments has not entered into any transactions in the Shares during the past sixty (60) days.

CUSIP NO. 847235108

H.	Norwood GP

(a)
Norwood GP, as the general partner of Norwood Investments, may be deemed to beneficially own the Shares owned beneficially by Norwood Investments.  As of the close of business on May 3, 2016, Norwood Investments may be deemed to beneficially own 311,589 Shares.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 311,589
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 311,589

(c)	Norwood GP has not entered into any transactions in the Shares during the past sixty (60) days.

I.	Charles H. Hoeveler

(a)
As of the close of business on May 3, 2016, Mr. Hoeveler directly owned 7,524 Shares. As the managing partner of Norwood Investments and the managing member of Norwood GP, Mr. Hoeveler may be deemed to beneficially own the 311,589 Shares owned beneficially by Norwood Investments and Norwood GP.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 7,524
2. Shared power to vote or direct vote: 311,589
3. Sole power to dispose or direct the disposition: 7,524
4. Shared power to dispose or direct the disposition: 311,589

(c)	Mr. Hoeveler has not entered into any transactions in the Shares during the past sixty (60) days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 4, 2016, the Reporting Persons and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On May 4, 2016, the Reporting Persons terminated the Joint Filing and Solicitation Agreement.  A copy of such termination agreement is attached hereto as Exhibit 99.2.

CUSIP NO. 847235108

On May 4, 2016, the Reporting Persons terminated Group Agreement.  A copy of such termination agreement is attached hereto as Exhibit 99.3.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Settlement Agreement by and among Sparton Corporation, Engine Capital, L.P., Engine Jet Capital, L.P., Engine Investments, LLC, Engine Capital Management, LLC, Arnaud Ajdler, Norwood Capital Partners, LP, Norwood Investment Partners, LP, Norwood Investment Partners GP, LLC, Charles H. Hoeveler, Alan L. Bazaar, and John A. Janitz, dated May 4, 2016.

99.2	Termination of Joint Filing and Solicitation Agreement, dated May 4, 2016.

99.3	Termination of Group Agreement, dated May 4, 2016.

CUSIP NO. 847235108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 4, 2016

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

CUSIP NO. 847235108

Norwood Capital Partners, LP

By:	Norwood Investment Partners, LP its General Partner

By:	/s/ Charles H. Hoeveler
	Name:	Charles H. Hoeveler
	Title:	Managing Partner

Norwood Investment Partners, LP

By:	Norwood Investment Partners GP, LLC its General Partner

By:	/s/ Charles H. Hoeveler
	Name:	Charles H. Hoeveler
	Title:	Managing Member

Norwood Investment Partners GP, LLC

By:	/s/ Charles H. Hoeveler
	Name:	Charles H. Hoeveler
	Title:	Managing Member

/s/ Charles H. Hoeveler
CHARLES H. HOEVELER